

April 29, 2013

Via E-mail
Ms. Kathleen Crusco
Chief Financial Officer
Epicor Software Corporation
4120 Dublin Boulevard, Suite 300
Dublin, CA 94568

Re: **Epicor Software Corporation**
        Form 10-K for Fiscal Year Ended September 30, 2012
        Filed December 12, 2012
        File No. 333-178959

Dear Ms. Crusco:

We have reviewed your letter dated April 9, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 15, 2013.

Form 10-K for Fiscal Year Ended September 30, 2012

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

Year Ended September 30, 2012 (Successor) compared to the Year Ended September 30, 2011 (Predecessor/Successor)(Non-GAAP), page 33

1.   We note your response to prior comments 2 and 3. Please amend your Form 10-K to include a discussion of the results of operations on a historical basis, as provided in Attachment I of your response. Similar revisions should be made to the results of operations discussion for fiscal 2011 compared to fiscal 2010. Also, please remove the

Ms. Kathleen Crusco
Epicor Software Corporation
April 29, 2013
Page 2

      non-GAAP combined information and related discussions in your amended filing.   In addition, revise to include a discussion of the results of operations for the year ended September 30, 2012 compared to pro forma financial information for the year ended September 30, 2011, using pro forma financial information similar to what you provided in the Form S-4 filed January 11, 2012, or explain to us why you do not believe such a discussion based on pro forma information is meaningful and useful to investors.

Notes to Consolidated Financial Statements

Note 4. Goodwill, page 79

2.   Please provide us with a breakdown of your goodwill by reporting unit. In addition, please revise your disclosures in future filings to provide a breakdown of goodwill by reporting segment pursuant to ASC 350-20-50-1.

3.   We note from your response to prior comment 6 that for the ERP Americas and Retail Hardgoods reporting units, the fair value exceeded the carrying value by only 10% and 16%, respectively. Please clarify whether you have determined that the estimated fair value for each of your reporting units substantially exceeded the carrying value and if so, explain further your conclusions. To the extent you have determined that the estimated fair value substantially exceeds the carrying value for your reporting unit, please disclose this determination in future filings. Alternatively, if you believe certain reporting units have an estimated fair value that is not substantially in excess of the carrying value, then please revise your disclosures to disclose (a) the percentage by which fair value of the reporting unit exceeded carrying value as of the date of the most recent test, (b) the amount of goodwill allocated to such reporting units, and (c) describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

      You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

      Sincerely,

      /s/ Kathleen Collins

      Kathleen Collins
      Accounting Branch Chief